 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Curlander, Paul J. (Last) (First) (Middle) One Lexmark Centre Drive 740 West New Circle Road (Street) Lexington, KY 40550 (City) (State) (Zip) USA	2. Issuer Name and Ticker or Trading Symbol Lexmark International, Inc. LXK
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
           X          Officer                             Other
          Chairman and Chief Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)

X   Form filed by One Reporting Person
      Form filed by More than One Reporting Person

	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year April 25, 2003 5. If Amendment, Date of Original (Month/Day/Year)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Class A Common Stock	04/25/2003		M |	48,500.00 | A | $7.5000		D
Class A Common Stock	04/25/2003		S |	2,500.00 | D | $69.0000		D
Class A Common Stock	04/25/2003		S |	100.00 | D | $68.9600		D
Class A Common Stock	04/25/2003		S |	1,000.00 | D | $68.9100		D
Class A Common Stock	04/25/2003		S |	39,300.00 | D | $68.9000		D
Class A Common Stock	04/25/2003		S |	398.00 | D | $69.0100		D
Class A Common Stock	04/25/2003		F |	5,202.00 | D |	289,708.00 (1)	D
Class A Common Stock					629.00	I	By 401(k)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 1474 (9-02)

Curlander, Paul J. - April 25, 2003
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transactions (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Employee Stock Option (2)	$7.5000 (3)	04/25/2003		M |	(D) 48,500.00 (3)	02/09/1996 | 02/09/2005	Class A Common Stock - 48,500.00 (3)		96,577.00	D
Employee Stock Option (2)	$69.9300	04/25/2003		A |	(A) 5,202.00	10/25/2003 | 02/09/2005	Class A Common Stock - 5,202.00		5,202.00	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: /s/ Joseph M. Kamer, Attorney-in-Fact 04-29-2003 ** Signature of Reporting Person Date Power of Attorney Page 2

Curlander, Paul J. - April 25, 2003
Form 4 (continued)
FOOTNOTE Descriptions for Lexmark International, Inc. LXK

Form 4 - April 2003

Paul J. Curlander
One Lexmark Centre Drive
740 West New Circle Road
Lexington, KY 40550
Explanation of responses:

(1)   21,000 of these securities are restricted stock units, the receipt of which has been further deferred by the Reporting Person until February 28, 2005; 50,000 of these securities are restricted stock units from a grant made and reported on February 21, 2001 - - 16,666 of which vested on February 21, 2003 and were deferred to February 21, 2005, and 16,667 of which will vest on each of February 21, 2005, and February 21, 2007; and 9,000 of these securities are restricted stock units from a grant made and reported on February 12, 1998 - - 2,250 of which vested on February 12, 2002 and were deferred until February 12, 2004, 4,500 of which vested on February 12, 2000 and were deferred until February 12, 2004, and 2,250 of which vested on February 12, 2001 and were further deferred until February 12, 2005.
(2)   Right to Buy with Tandem Tax Withholding Right
(3)   The shares covered and exercise price of this option previously reported have been adjusted to reflect a 2-for-1 stock split of the Class A Common Stock on June 10, 1999.

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